DELTA PETROLEUM CORPORATION
                                 Suite 4300
                              475 17th Street
                          Denver, Colorado  80202
                               (303) 293-9133


December 14, 2007


By UPS overnight delivery

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ms. Jill Davis, Branch Chief
      Mail Stop 7010

     Re:  Delta Petroleum Corporation
          Form 10-K for the Fiscal Year ended December 31, 2006
          Filed March 8, 2007
          File No. 000-16203

Dear Ms. Davis:

We are in receipt of your comment letter dated September 20, 2007 with regard to the above-referenced filing. Please accept our apology for the delayed response as we only became aware of the existence of the letter on December 3, 2007. We confirm that the names and fax numbers of the individuals listed on your December 3, 2007 resubmission fax cover page are correct and should be used for future correspondence.

Following you will find our detailed responses to each of your comments and the requested acknowledgement of responsibility. Where necessary we have included additional information as exhibits, as referenced in each of our responses. Under separate cover we have sent to Mr. Winfrey the supplemental engineering information that you have requested be sent directly to his attention.

RESPONSES TO SEC COMMENTS

SEC Comment:
Major Customers, page 9
-----------------------

1. Please revise to include the names of your major customers where sales to such customers equal 10 percent or more of your consolidated revenues. Refer to Item 101(c)(vii) of Regulation S-K and FRC Section 503.02.





Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 2 of 11


Registrant's Response:

We note your comment and have reviewed the referenced regulations. We note that Regulation S-K Item 101(c)(vii) requires disclosure of the name of the customer when revenues are 10 percent or more of consolidated revenues AND the loss of such customer would have a material adverse effect on the registrant. We did not disclose the name of our major customers because we do not believe the loss of any such customer would have a material adverse effect. This is consistent with our existing disclosure in the reference paragraph on page 9 in which we state that "we do not believe the loss of any one or several customers would have a material adverse effect on our business..." This disclosure is based on our actual historical experience - none of the four 2004 major customers and only one of the three 2005 major customers remained a major customer in 2006.

In conclusion, we believe our current disclosures are in compliance with applicable regulations and respectfully propose no change to our previous filing in this regard. However, if the staff believes the names of our major customers should be disclosed, we will do so in future filings.

SEC Comment:
Risk Factors, page 11
---------------------

2. We note your disclosure that your reserve replacement rate was 429 percent during the year ended December 31, 2006. In connection with this disclosure;

   * Please clarify if the information used to calculate this ratio is derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities as required to by paragraph 11 of SFAS 69.

Registrant's Response:

We confirm that our reserve replacement rate is calculated directly from the line items disclosed in our reconciliation of proved reserves included in Footnote (17) to our consolidated financial statements. As supplemental information, we have included as Exhibit A hereto a detailed recalculation of this ratio referenced to our disclosures.

SEC Comment 2, Continued:

   * Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this ratio using:

     a.   non-proved reserve quantities, or,



Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 3 of 11


     b. proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

Registrant's Response:

We refer you to our response immediately above regarding our calculation of our reserve replacement ratio and confirm that we have not calculated the ratio using non-proved reserve quantities or additions attributable to consolidated entities and investments accounted for using the equity method.

As supplemental information, we have included as Exhibit B hereto a detailed schedule identifying the status of proved reserves that have been added, distinguishing between proved developed and proved undeveloped reserves.


SEC Comment 2, Continued:

   * Identify the reasons why proved reserves were added.

     a. The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

   * Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

   * Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

Registrant's Response:

The staff is supplementally informed that our reserve additions have been added as a result of drilling activity and acquisitions in geographic regions where we have previously established core areas of operations (ie, Rocky Mountains and Gulf Coast). Below, we refer the Commission to the various places in our 10-K where we disclose and discuss the information requested above.


Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 4 of 11


   * Item 1 - Business
     * Overview and Strategy - this section includes discussion of our strategy addressing our expectations as to reserve growth in the future. In this section we disclose our plan to focus our capital budget on Rocky Mountain projects, we discuss our expectation of reserve growth primarily through drilling in fields with low variance in well performance leading to predictable and repeatable field development. We also discuss our major exploratory efforts in the Columbia River Basin and the Central Utah Hingeline and provide a timeline for expected additional results.

   * Item 2 - Properties
     * Rocky Mountain Region - section includes discussion by field including the Paradox Basin and Piceance Basin, among others. Each of these sections includes specific disclosures of the reserves added, acreage, our future capital budget, planned infrastructure additions, etc.

        * Gulf Coast Region - section includes discussion by significant field including Newton and Midway Loop. In each of these sections we include specific disclosures about our recent activities and future capital budget.

   * Item IA - Risk Factors - In this section, we discuss in a number of areas factors beyond our control that could affect our ability to add reserves in the future. Among those, please refer to the discussions in the following sections:
     *  We may not be able to fund our planned capital expenditures
     *  We may not be able to replace production with new reserves
     * The marketability of our production depends mostly upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties
     * Oil and natural gas prices are volatile, and a decrease could adversely affect our revenues, cash flows, profitability, access to capital and ability to grow

   * Item 2 - Present Drilling Activity - In this section we provide a detailed breakdown of our 2007 capital budget by core area and number of projects thereby providing insight as to the potential sources of additional reserves in 2007.

   * Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

     * Overview - In this section, we again discuss our Rocky Mountain focus naming our specific key fields and discussing the nature of the geology.
     * Recent Developments - The second bullet again points out our reserve additions in the Paradox Basin.


Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 5 of 11


In conclusion, we believe our disclosures when taken as a whole provide a prudent reader of the Form 10-K an understanding of the nature of our reserve additions in the various aspects noted in your comment. We acknowledge our responsibility to provide meaningful disclosures to investors about the nature of our reserve additions, their sources, contingencies, and future expectations and will continue to enhance our disclosures in future filings.

SEC Comment 2, Continued:
   * Disclose how management uses this measure.

   * Disclose the limitations of this measure.

Registrant's Response:

We note that the disclosures you have requested represent a partial list of the required disclosures for non-GAAP financial measures pursuant to Regulation S-K, Item 10(e). Item 10(e)(2) states that "a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows...."  Further, Item
10(e)(4) states that "non-GAAP financial measures exclude (i) Operating and other statistical measures and (ii) Ratios or statistical measures calculated using exclusively one or both of: (A) Financial measures calculated in accordance with GAAP; and (B) Operating measures or other measures that are not non-GAAP financial measures."

We believe our reserve replacement ratio is not a non-GAAP financial measure pursuant to the regulation above. No component of the calculation of the ratio comes from our results of operations, balance sheet or cash flows. The ratio is calculated exclusively using production (an Operating measure) and proved reserves (whether a financial measure or operating measure, it is clearly a measure in accordance with GAAP).

In conclusion, we respectfully propose no change to our previous filing in this regard.



Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 6 of 11


SEC Comment:
Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 36
-------------------
Results of Operations, page 39
------------------------------

3. We note your results of operations for the year ended December 31, 2006 varied materially with respect to results for the year ended December 31, 2005. However, your discussion provides limited insight into the underlying reasons for variances and guidance on whether historical results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Revise your disclosure to provide additional information into the underlying reasons for variances, and a discussion of known trends, demands, commitments, events and uncertainties that are reasonably likely to have a material effect on your financial condition or results of operations. Please refer to FRC Section 501.12 for further guidance.

Registrant's Response:

We have reviewed your comment and the referenced guidance. We believe our Management's Discussion and Analysis of Financial Condition and Results of Operations section follows a "layered" approach as recommended by FRC 501.12. This approach emphasizes the information and analysis that is most material to the reader and assists the reader in identifying more readily the most important information. We refer the Commission to a sampling of the various places in our Management's Discussion and Analysis of Financial Condition and Results where we disclose and discuss the information requested above:

   * Overview
     * We highlight our core areas of operations, current year production results, future capital budget, known trends and industry wide factors relevant to our Company. Also identified are events and uncertainties that will likely have an effect on our results of operations and specific actions to address these risks and opportunities.
       * "During periods of historically high oil and gas prices, third party contractor and material cost increases are more prevalent due to increased competition for goods and services...We have taken the following steps to mitigate the challenges we face."
     * We emphasize our business strengths which we believe will allow us to grow reserves and replace and expand production indicating expected future performance of the Company.
       * "Our business strengths include a multi-year inventory of attractive drilling locations and a diverse balance of high return Gulf-Coast properties and long lived Rockies reserves, which we believe will allow us to grow reserves and replace and expand production..."


Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 7 of 11


   * Results of Operations
     * The underlying reasons for significant variances to our historical results of operations are addressed in individual paragraphs included in the results of operations section. The paragraphs describe the material causes of the period-to-period changes and use per barrel, Mcf or Mcfe metrics where appropriate. We feel our explanations are brief and concise as recommended by FRC Section 501.12.
       * "Oil and Gas Sales...The increase was the result of a 23% increase in average daily production from continuing operations over the year ended December 31, 2005...and an increase in the average onshore oil price received during the year ended December 31, 2006 of $63.71 per barrel compared to $54.34 per barrel received for the same period in 2005."
     * We also provide tabular information comparing production and cost information. We include production for continued and discontinued operations, and costs per Mcfe for onshore and offshore continuing operations. Significant changes in our costs per Mcfe are discussed in conjunction with our period-to-period financial variances. We believe these variables highlight the most useful industry specific information to investors to gain an understanding of our financial condition and operating performance.

In conclusion, we believe our Overview and Results of Operations sections identify known trends and provide adequate information for the investor to understand significant variances with a view toward expected results. We respectfully propose no changes to our previous filing. We acknowledge our responsibility to provide meaningful disclosures in Management's Discussion and Analysis and will continue to evaluate and enhance our disclosures in future filings.

SEC Comment:
Capital and Exploration Expenditures and Financing, page 50
-----------------------------------------------------------

4. We note that you have completed several acquisitions during the year ended December 31, 2006 and during the six months ended December 31, 2005. Please tell us if you have evaluated such acquisitions for compliance with the provisions of Rule 3-05 of Regulation S-X, or if pro forma information is required as contemplated by Rule 11-01 of Regulation S-X.

Registrant's Response:

We have noted your comment and confirm that all of our past acquisitions have been evaluated for compliance with Rule 3-05. Further, we have evaluated our acquisitions with respect to Rule 11-01 and included any required pro forma information in our disclosures. For our only significant acquisition, the required pro forma information for the Castle acquisition was filed with the Commission on Form 8-K filed March 14, 2006.


Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 8 of 11


SEC Comment:
Notes to Consolidated Financial Statements, page F-7
----------------------------------------------------

Note 8. Commodity Derivative Instruments and Hedging Activities, page F-27
--------------------------------------------------------------------------

5. Please tell us why you recorded the gain (loss) on derivative contracts that no longer qualify for hedge accounting as a component of other income (expense) rather than operating income.

Registrant's Response:

SFAS No. 133, paragraph 18a, states, "Gains and losses on derivative instruments are accounted for as follows: a) No hedging designation. The gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings.... c) Cash flow
hedge...the remaining [ineffective] gain or loss on the derivative instrument, if any, shall be recognized currently in earnings, as provided in paragraph 30. This guidance is repeated in paragraph 30c with no further requirement for the specific line item of earnings in which the gain or loss should be recorded. Further, SFAS No. 133 Implementation Issue No. K4, "Miscellaneous: Income Statement Classification of Hedge Ineffectiveness and the Component of a Derivative's Gain or Loss Excluded from the Assessment of Hedge Effectiveness," responds to a question regarding income statement classification by simply confirming that "SFAS 133 does not provide guidance on the required income statement classification of the amount of hedge ineffectiveness" and noting that specific disclosures are required.

We have recorded the gain or loss on derivative contracts that no longer qualify for hedge accounting as a component of other income (expense) because we believe this is an appropriate presentation given that both the loss in the six months ended December 31, 2005 and the gain in the year ended December 31, 2006 relate to the mark-to-market change during the reported period of hedges that relate to future periods. We believe it would be inappropriate and misleading to present the future period related gains or losses as a component of operating income (loss) as it would over- or under-state our current performance.

In conclusion, we believe our income statement presentation meets the requirements of the applicable generally accepted accounting standards, that our disclosures adequately and fully describe our hedging activities and their impact on the financial statements and respectfully propose no change to our previous filing in this regard.



Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 9 of 11


SEC Comment:
Note 14. Business Segments, page F-39
-------------------------------------

6. Please revise to disclose the amount of total assets for each reportable segment as required by paragraph 27 of SFAS 131, or tell us why you believe such disclosure is not required.

We have noted your comment and reviewed the referenced accounting literature. We agree that the amount of total assets for each reportable segment should be disclosed and propose to add such disclosure to our Business Segment footnote in future filings. Please note that our guarantor financial information in the preceding footnote provides total assets for non-guarantors, which is primarily comprised of the entity that makes up our "Drilling" segment and thus very close to the disclosure requirement of paragraph 27 of SFAS 131. We agree that this disclosure is not as clear or responsive to the requirement as it could be.

In conclusion, we believe our current disclosures are not misleading to investors and respectfully propose to add in future filings a disclosure of total assets for each reportable segment within our "Business Segments" footnote.

SEC Comment:
Engineering Comments
--------------------
Business, page 4
----------------
Oil and Gas Operations, page 6
------------------------------

7. We note your proved reserve disclosure. Please submit to us the petroleum engineering reports - in hard copy and electronic spreadsheet format - you used as the basis for your 2006 proved reserve disclosures. This material should include:

     * One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties.

     * Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.



Delta Petroleum Corporation
Response to Comment Letter
December 14, 2007
Page 10 of 11


     * Individual income forecasts for each of the three largest Rocky Mountain properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD locations/projects.

     * Engineering exhibits (i.e. narratives, maps, rate/time plots, volumetric calculations, material balance data) for each of these six largest properties. Please ensure that base maps for each property's field identify location, zone, producing status and operator for existing well and PUD locations.

     * An update for all Rocky Mountain PUD locations you have drilled since year-end 2006: pre-drill PUD reserves and estimated capital costs; post-drill production; proved reserve and capital cost figures; and any other data that you consider pertinent.

     * Narratives and engineering exhibits for the three largest - in all geographic segments - 2006 reserve extensions and/or discoveries. You may contact us for assistance in this or any other matter.

Registrant's Response:

We have noted your requests and have provided such information under separate cover, dated December 14, 2007, directly to Mr. Ron Winfrey as supplemental information.

REGISTRANT'S CLOSING COMMENTS
-----------------------------

We acknowledge a) that the company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested. Should you find that we have omitted information you need or should you have additional questions or comments, please feel free to contact us. We respectfully request the opportunity to discuss our responses further with the staff if, following your review of the information and responses we have provided, you do not concur with our views.

                                   Regards,


                                   /s/ Kevin K. Nanke
                                   Kevin K. Nanke,
                                   Chief Financial Officer

Enclosures

CC:  Ronald R. Levine, II, Partner - Davis, Graham and Stubbs LLP
     (Outside Legal Counsel)
     Greg Raih, Partner - KPMG, LLP (Independent Audit Firm)
     Allen Barron, Principal - RE Davis (Independent Reserve Engineers)